Exhibit 99.38

Quest Rare Minerals Ltd.
QUEST RARE MINERALS OPTIONS STRANGE LAKE AREA REE
PROPERTY, LABRADOR
Toronto, June 15, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to announce that it has entered into an exploration and option agreement with Search Minerals Inc. (SMY: TSX-V) and Alterra Resources Inc., a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in Western Labrador in the Province of Newfoundland and Labrador, which agreement remains subject to the satisfaction of certain conditions, including the approval of the TSX Venture Exchange.
“We are very pleased with this new property acquisition, as it straddles the southeastern part of mineralized Strange Lake Granite, host to all of the known rare earths in the area, including our 100%-owned B-Zone and the historical Main Zone deposits,” stated Peter J. Cashin, President & CEO of Quest. “The 30 claims will give Quest access to the remaining high-potential geology on the Labrador side of Strange Lake Granite. The property lies immediately south and adjacent to the Labrador Inuit Association (LIA) Settlement Area. These restricted lands are closed to staking and straddle the majority of the IOC historical Main Zone REE deposit. With the Alterra/Search option in combination with Quest’s 100% Québec property claims, we believe that we control over 75% of the REE-favourable geology in the Strange Lake area. I look forward to working closely with our new partners in realizing the full economic potential of their claims.”
Jim Clucas, President and CEO of Search Minerals states, “We are delighted to have entered into this exploration and option agreement with Quest, the senior player in the district. We agree with Quest that this consolidation will allow Search Minerals to realize the full economic potential of its Strange Lake claims.”
Pursuant to the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary of exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.
Pursuant to the exploration and option agreement, Quest will enter into an assignment agreement with Search and Alterra pursuant to which Quest shall transfer and assign to Search nine claims located in Western Labrador in the Province of Newfoundland and Labrador in consideration for 10,000 common shares in the capital of Search. Immediately following the transfer by Quest to

Search, Search will transfer these nine claims to Alterra. These nine claims, together with 21 claims already owned by Alterra comprise the 30 claims that are the subject of the exploration and option agreement. The 30 mining claims are subject to a 1.5% net smelter return royalty in favor of Alterra. Quest may, at any time, purchase two-thirds of the 1.5% net smelter return royalty for $1,000,000.
Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and was responsible for this news release and has approved the disclosure of the technical information contained herein.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Corporation is publicly-listed on the TSX Venture Exchange as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and currently awaits a Metallurgical study as part of an on-going economic evaluation of the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release